Exhibit 23.1

Consent of Independent Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-112586; 333-117974; 333-127852; 333-135126; and 333-145843) on Form S-8 of The Providence Service Corporation of our report dated December 1, 2006, except as to notes 11 and 12 which are as of October 5, 2007, relating to our audit of the consolidated balance sheet of WCG International Consultants Inc. as of September 30, 2006, and the related consolidated statements of earnings and retained earnings, and cash flows, for the year then ended which report appears in the Form 8-K/A of The Providence Service Corporation dated August 1, 2007.

/s/ KPMG LLP

Victoria, Canada

October 12, 2007